Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Freeport-McMoRan Inc. for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts, units, and the related guarantees by Freeport-McMoRan Oil & Gas LLC and to the incorporation by reference therein of our reports dated February 16, 2021, with respect to the consolidated financial statements and schedule of Freeport-McMoRan Inc., and the effectiveness of internal control over financial reporting of Freeport-McMoRan Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona
August 5, 2021